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                                                                  Exhibit 99.16


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


 IN RE NCS HEALTHCARE, INC.,  )  Consolidated
 SHAREHOLDERS LITIGATION.     )  C.A. No. 19786


                          MEMORANDUM OPINION AND ORDER

                          SUBMITTED: NOVEMBER 14, 2002
                           DECIDED: NOVEMBER 22, 2002
                           REVISED: NOVEMBER 25, 2002


Joseph A. Rosenthal, Esquire, ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A., Wilmington, Delaware; Robert J. Kriner, Jr., Esquire, CHIMICLES & TIKELLIS, LLP, Wilmington, Delaware; Richard B. Bemporad, Esquire, LOWEY DANNENBERG BEMPORAD & SELINGER, P.C., White Plains, New York; Daniel A. Osborn, Esquire, BEATIE AND OSBORN, LLP, New York, New York, Attorneys for Plaintiffs

Edward P. Welch, Esquire, Edward B. Micheletti, Esquire, Katherine J. Neikirk, Esquire, James A. Whitney, Esquire, SKADDEN ARPS SLATE MEAGHER & FLOM, LLP, Wilmington, Delaware; Mark A. Philips, Esquire, Megan L. Mehalko, Esquire, H. Jeffrey Schwartz, Esquire, BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP, Cleveland, Ohio; Attorneys for Defendants NCS Healthcare, Inc., Boake A. Sells, and Richard L. Osbourne

Jon E. Abramczyk, Esquire, MORRIS, NICHOLS, ARSHT & TUNNELL, Wilmington, Delaware; Frances Floriano Goins, Esquire, Thomas G. Kovach, Esquire, SQUIRES, SANDERS & DEMPSEY, LLP, Cleveland, Ohio; Attorneys for Defendant John H. Outcalt

Edward M. McNally, Esquire, Michael A. Weidinger, Esquire, Elizabeth A. Brown, Esquire, MORRIS, JAMES, HITCHENS & WILLIAMS, LLP, Wilmington, Delaware; James R. Bright, Esquire, Timothy G. Warner, Esquire, SPIETH, BELL, McCURDY & NEWELL CO., L.P.A., Cleveland, Ohio; Attorneys for Defendant Kevin B. Shaw
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David C. McBride, Esquire, Bruce L. Silverstein, Esquire, Christian Douglas
Wright, Esquire, Adam W. Poff, Esquire, YOUNG CONAWAY STARGATT & TAYLOR, LLP, Wilmington, Delaware; Paul Vizcarrondo, Jr., Esquire, Theodore N. Mirvis, Esquire, Mark Gordon, Esquire, John F. Lynch, Esquire, Lauryn P. Gouldin, Esquire, James J. Park, Esquire, WACHTELL, LIPTON, ROSEN & KATZ, New York, New York; Attorneys for Defendants Genesis Health Ventures, Inc. and Geneva Sub, Inc.


 LAMB, Vice Chancellor
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                                       I.

      The board of directors of an insolvent, publicly traded Delaware corporation agreed to the terms of a merger pursuant to which all of its creditors will be paid in full and the corporation's stockholders will exchange their shares for the shares of a publicly traded Pennsylvania corporation. Several months after approving the merger agreement, but before the stockholder vote was scheduled, the board of directors of the Delaware corporation withdrew its prior recommendation in favor of the merger. It did this after deciding that a competing proposal was a superior transaction. In fact, the competing bid offers the company's stockholders an amount of cash equal to more than twice the current market value of the shares to be received in the merger. It also treats the corporation's other stakeholders on equal terms.

      The merger agreement contains a provision authorized by Delaware's corporation law, requiring that the agreement be placed before the corporation's stockholders for a vote, even if the board of directors no longer recommends it. In addition, in connection with that agreement, two stockholders of the Delaware entity, who hold a majority of the voting power, agreed unconditionally to vote all of their shares in favor of the merger. Thus, the terms of the agreements make it virtually certain that the proposed transaction will obtain stockholder approval.


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       The plaintiffs all hold shares of the corporation's common stock. Their complaint alleges the target directors breached their fiduciary duty of care when they approved a merger agreement and associated voting agreements without proper investigation. They allege that the directors, although aware of the existence of the bidder that has now emerged with the superior proposal, did not properly explore that company's readiness and willingness to enter into an agreement on superior terms. The plaintiffs have moved for a preliminary injunction in an effort to prevent the proposed merger from taking place.

      If an injunction issues, it is obvious that the stockholders will wind up with a better deal than the one they will get under the existing merger agreement. The question before this court is not, however, whether one deal is better than the other. If it were, the answer would be readily ascertainable from the directors' decision to rescind their earlier favorable recommendation. Instead, the question is whether there is a reasonable likelihood that, at trial, those directors will be shown to have breached the fiduciary duties they owe to all the corporation's stakeholders when they approved the merger transaction and the attendant voting agreements.

      The court has carefully reviewed and considered the factual record submitted on the motion for preliminary injunction, as well as the applicable law. From this review, it has become apparent that the plaintiffs have not carried their burden of showing a reasonable likelihood that the directors failed to properly


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discharge their fiduciary duties in connection with their consideration and approval of the merger agreement. On the contrary, the record suggests that those directors pursued a rational process, in good faith and without self-interest, and were adequately apprised of all material information reasonably necessary to their decision. Moreover, the plaintiffs have failed to show a likelihood of success on their claim challenging the voting agreements and related "deal protection" provisions of the merger agreement under the intermediate standard of reasonableness review applied under Delaware law.

                                       II.

A. The Parties

      The plaintiffs own an unspecified number of shares of NCS Class A common stock. They represent a class consisting of all holders of Class A common stock. As of July 28, 2002, NCS had 18,461,599 Class A shares and 5,255,210 Class B shares outstanding.

      Defendant NCS Healthcare, Inc. ("NCS" or "the Company") is a Delaware corporation headquartered in Beachwood, Ohio. NCS is a leading independent provider of pharmacy services to long-term care institutions including skilled nursing facilities, assisted living facilities and other institutional healthcare facilities. NCS common stock consists of Class A shares and Class B shares. The


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Class B shares are entitled to ten votes per share and the Class A shares are entitled to one vote per share. The shares are virtually identical in every other respect.

      Defendant Jon Outcalt is Chairman of the NCS board of directors. Outcalt owns 202,063 shares of NCS Class A common stock and 3,476,086 shares of Class B common stock. Defendant Kevin Shaw is President, CEO and a director of NCS. At the time the merger agreement at issue in this dispute was executed with Genesis, Shaw owned 28,905 shares of NCS Class A common stock and 1,141,134 shares of Class B common stock. The NCS board has two other members, defendants Boake Sells and Richard Osborne (collectively with Outcalt and Shaw, the "Director Defendants"). Sells is a graduate of the Harvard Business School. He was Chairman and CEO at Revco Drugstores in Cleveland, Ohio from 1987 to 1992, when he was replaced by new owners. He has been unemployed since 1992 and lives off investment income and venture capital investing. He currently sits on the boards of both public and private companies. Osborne is a full-time professor at the Weatherhead School of Management at Case Western Reserve University. He has been at the university for over thirty years. Osborne currently sits on at least seven corporate boards other than NCS.

      Defendant Genesis Health Ventures, Inc. is a Pennsylvania corporation with its principal place of business in Kennett Square, Pennsylvania. It is a leading provider of healthcare and support services to the elderly. Defendant Geneva Sub,


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Inc., a wholly owned subsidiary of Genesis, is a Delaware corporation formed by
Genesis to acquire NCS.

B.    NCS Begins Its Search For Restructuring Alternatives

      Beginning in late 1999, changes in the timing and level of reimbursements by government and third-party providers adversely affected market conditions in the health care industry. As a result, NCS began to experience greater difficulty in collecting accounts receivables, which led to a precipitous decline in the market value of its stock. NCS common shares that traded above $20 in January 1999 were worth as little as $5 at the end of that year. By early 2001, NCS was in default on approximately $350 million in debt, including $206 million in senior bank debt and $102 million of its 5 3/4% Convertible Subordinated Debentures (the "Notes"). After these defaults, NCS common stock traded in a range of $0.09 to $0.50 per share until days before the announcement of the transaction at issue in this case.

      NCS quickly began to explore strategic alternatives that might address the problems it was confronting. As part of this effort, in February 2000, NCS retained UBS Warburg, L.L.C. to identify potential acquirers and possible equity investors. UBS Warburg contacted over fifty different entities to solicit their interest in a variety of transactions with NCS. UBS Warburg had marginal success in its efforts, and by October 2000, NCS had only received one non-binding


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indication of interest valued at $190 million, substantially less than the face value of NCS's senior debt. This proposal was reduced by 20% after the offeror conducted its due diligence review.

      In December 2000, NCS terminated its relationship with UBS Warburg and retained Brown, Gibbons, Lang & Company as its exclusive financial advisor. During this period, NCS's financial condition continued to deteriorate and, in April 2001, NCS received a formal notice of default and acceleration from the trustee for holders of the Notes.(1) At about that time, NCS began discussions with various investor groups regarding a restructuring in a "pre-packaged" bankruptcy, but NCS did not receive any proposal that it believed provided adequate consideration for its stakeholders. Full recovery for NCS's creditors was a remote prospect, and any recovery for NCS stockholders seemed impossible.

C. NCS Negotiates With Omnicare

      In the summer of 2001, NCS invited Omnicare, Inc. to begin discussions with Brown Gibbons regarding a possible transaction. On July 20, Joel Gemunder, Omnicare's President and CEO, sent Shaw a written proposal to acquire NCS in a bankruptcy sale under Section 363 of the Bankruptcy Code. This proposal was for $225 million subject to satisfactory completion of due diligence.

(1) As NCS's financial condition worsened, the Noteholders formed a committee to represent their financial interests (the "Ad Hoc Committee").

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      NCS asked Omnicare to execute a confidentiality agreement so that more detailed discussions could take place. The form of agreement NCS sent to Omnicare on July 27,200l was the same as that executed by at least thirty-six other parties that had pursued potential transactions with NCS. The confidentiality agreement was particularly important with respect to Omnicare because Omnicare was NCS's largest competitor.(2) Omnicare refused to execute the confidentiality agreement in that form and, in particular, objected to a provision prohibiting it from soliciting NCS's customers outside the ordinary course of Omnicare's business.(3) After protracted discussions, Omnicare executed a modified confidentiality agreement in late September 2001. That agreement allowed NCS to send certain due diligence materials to Omnicare, but, due to its limited scope, NCS was forced to withhold certain highly sensitive, non-public competitive information.

      In August 2001, Omnicare increased its bid to $270 million, but still proposed to structure the deal as an asset sale in bankruptcy. Even at $270 million, Omnicare's proposal was substantially lower than the face value of NCS's


(2) Institutional pharmacy companies like Omnicare and NCS have proprietary interests in the cost structures of their pharmacies, and strive to keep this information confidential.

(3) Discovery has revealed that, at the same time, Omnicare was attempting to lure away NCS's customers through what it characterized as the "NCS Blitz." The "NCS Blitz" was an effort by Omnicare to target NCS's customers. Omnicare has engaged in an "NCS Blitz" a number of times, most recently while NCS and Omnicare were in discussions in July and August 2001.


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outstanding debt. It would have provided only a small recovery for Omnicare's
Noteholders and no recovery for its stockholders.

      In October 2001, NCS sent Glen Pollack of Brown Gibbons to meet with Omnicare's financial advisor, Merrill Lynch, to discuss Omnicare's interest in NCS. At this meeting, Pollack identified potential synergies in an NCS/Omnicare merger and, in light of these synergies, pressed Omnicare to propose a merger transaction rather than an asset sale in bankruptcy. Omnicare responded that it was not interested in any transaction other than an asset sale in bankruptcy. There was no further contact between Omnicare and NCS between November 2001 and January 2002. Instead, Omnicare began secret discussions with Judy K. Mencher, a representative of the Ad Hoc Committee. In these discussions, Omnicare continued to pursue a transaction structured as a sale of assets in bankruptcy.

      In February 2002, the Ad Hoc Committee notified the NCS board that Omnicare had proposed an asset sale in bankruptcy for $313,750,000. Before July 2002, this represented the highest proposal Omnicare would offer, but the proposal was still less than the face value of NCS's debt and provided no recovery to NCS's stockholders. When Omnicare actually sent a draft asset purchase agreement to the Ad Hoc Committee, however, the Committee's members thought the agreement, "did not represent the deal" they had been discussing with Omnicare. NCS and Brown Gibbons thereafter kept in communication with the Ad Hoc Committee,


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and were aware of the progress of the negotiations between the Committee and
Omnicare.

D. The NCS Board Creates An Independent Committee

      In January 2002, Genesis was contacted by members of the Ad Hoc Committee concerning a possible transaction with NCS, and Genesis agreed to consider the possibility. Genesis executed NCS's standard confidentiality agreement and began a due diligence review.

      Genesis had recently emerged from bankruptcy because, like NCS, it was suffering from dwindling government reimbursements. Genesis previously lost a bidding war to Omnicare in a different transaction. This led to bitter feelings between the principals of both companies. More importantly, this bitter experience for Genesis led to its insistence on exclusivity agreements and lock-ups in any potential transaction with NCS.

      NCS's operating performance was improving by early 2002. As NCS's performance improved, the NCS directors began to believe that it might be possible for NCS to enter into a transaction that would provide some recovery for NCS stockholders' equity.

      In March 2002, NCS decided that it should, but was not required to, form an independent committee of board members who were neither NCS employees nor major NCS stockholders (the "Independent Committee"). The NCS board thought


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this was necessary because, due to NCS's precarious financial condition, it felt that fiduciary duties were owed to the enterprise as a whole rather than solely to NCS stockholders. Sells and Osborne were selected as the sole members of the committee, and given authority to consider and negotiate possible transactions for NCS. The entire NCS board, however, retained authority to approve any transaction. The Independent Committee retained the same legal and financial counsel as the NCS board.

      The Independent Committee met for the first time on May 14,2002. At that meeting Pollack suggested that NCS seek a "stalking-horse merger partner" to obtain the highest possible value in any transaction.(4) The Independent Committee agreed with the suggestion.

      On May 16, 2002, Scott Berlin of Brown Gibbons, Glen Pollack and Boake Sells met with George Hager, CFO of Genesis, and Michael Walker, who was Genesis's CEO. At that meeting, Genesis made it clear that if it were going to engage in any negotiations with NCS, it would not do so as a "stalking horse."(5) As one of its advisors testified, "We didn't want to be someone who set forth a valuation for NCS which would only result in that valuation . . . being publicly disclosed, and thereby creating an environment where Omnicare felt to maintain its


(4)  Pollack Dep. at 166.

(5)  Hager Dep. at 24.


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competitive monopolistic positions, that they had to match and exceed that level."(6) Thus, Genesis "wanted a degree of certainty that to the extent [it] w[as] willing to pursue a negotiated merger agreement . . . , [it] would be able to consummate the transaction [it] negotiated and executed."(7)

      On or about June 3, 2002, Pollack discussed with Mencher and Eric Scroggins (an advisor to the Ad Hoc Committee), the progress of negotiations with Genesis. He told them that Genesis continued to conduct due diligence and appeared interested in a transaction. Pollack also told them that Omnicare's representative had not returned repeated phone calls. Scroggins told Pollack that Scroggins had been in regular contact with Omnicare's banker.

      In June 2002, Genesis proposed a transaction that would take place outside the bankruptcy context, and, although it did not provide full recovery for NCS's Noteholders, it provided the possibility that NCS stockholders would be able to recover something for their investment. As discussions continued, the terms proposed by Genesis continued to improve. On June 25, the economic terms of the Genesis proposal included repayment of the NCS senior debt in full, full assumption of trade credit obligations, an exchange offer or direct purchase of the NCS Notes providing NCS Noteholders with a combination of cash and Genesis


(6)  LaNasa Dep. at 37.

(7)  Pollack Dep. at 115.


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common stock equal to the par value of the NCS Notes (not including accrued interest), and $20 million in value for the NCS common stock. Structurally, the Genesis proposal continued to include consents from a significant majority of the Noteholders as well as support agreements from stockholders owning a majority of the NCS voting power.

E. Genesis And NCS Sign An Exclusivity Agreement

      NCS's financial advisors and legal counsel met again with Genesis and its legal counsel on June 26, 2002, to discuss a number of transaction-related issues. At this meeting, Pollack asked Genesis to increase its offer to NCS stockholders. Genesis agreed to consider this request. Thereafter, Pollack and Hager had further conversations as a result of which Genesis agreed to offer a total of $24 million in consideration for the NCS common stock, or an additional $4 million, in the form of Genesis common stock.

      Also at the June 26 meeting, Genesis's representatives demanded that, before any further negotiations take place, NCS agree to enter into an exclusivity agreement with it. As Hager from Genesis explained it:


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      [I]f they wished us to continue to try to move this process to a definitive agreement, that they would need to do it on an exclusive basis with us. We were going to, and already had incurred significant expense, but we would incur additional expenses . . . , both internal and external, to bring this transaction to a definitive signing. We wanted them to work with us on an exclusive basis for a short period of time to see if we could reach agreement.(8)

On June 27, 2002, Genesis's legal counsel delivered a draft form of exclusivity agreement for review and consideration by NCS's legal counsel.

      The Independent Committee then met on July 3, 2002, to consider the proposed exclusivity agreement. Pollack presented a summary of the terms of a possible Genesis merger, which had continued to improve. The then-current Genesis proposal included (1) repayment of the NCS senior debt in full, (2) payment of par value for the Notes (without accrued interest) in the form of a combination of cash and Genesis stock, (3) payment to NCS stockholders in the form of $24 million in Genesis stock, plus (4) the assumption, because the transaction was to be structured as a merger, of additional liabilities to trade and other unsecured creditors. Although the two proposals are somewhat awkward to compare, due to their different transaction forms, the Genesis proposal was clearly far superior to the latest bid from Omnicare. First, the Noteholders were to receive 100% of the face value of the Notes, rather than between 70% and 80%. Second,


(8)  Hager Dep. at 68.


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the stockholders were to receive approximately $1 per share, as opposed to nothing. Finally, given the structure of the transaction as a merger, rather than an asset sale in bankruptcy, the trade and other unsecured creditors stood to receive full value for their claims.

      In light of this very favorable proposal, the Independent Committee then considered Genesis's demand for a 30-day exclusivity agreement. Although the committee recognized the value of the Genesis proposal, it negotiated a shorter duration for the agreement. Genesis ultimately agreed to an initial 16-day period, followed by an additional week if, at the end of the 16 days, the parties were still engaged in negotiations. Accordingly, the exclusivity agreement, which was dated as of July 1 but not executed until July 3, 2002, was set to expire on July 19, with one possible automatic extension until July 26.

      After NCS executed the exclusivity agreement, Genesis provided NCS with a draft merger agreement, a draft Noteholders' support agreement, and draft voting agreements for Outcalt and Shaw, who together held a majority of the voting power of the NCS common stock. Genesis and NCS negotiated the terms of the merger agreement over the next three weeks. During those negotiations, the Independent Committee and the Ad Hoc Committee persuaded Genesis to improve the terms of its merger. The parties were still negotiating by July 19, and the exclusivity period was automatically extended to July 26. At that point, NCS and


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Genesis were close to executing a merger agreement and related voting agreements. Genesis proposed a short extension of the exclusivity agreement so a deal could be finalized. On the morning of July 26, 2002, the Independent Committee authorized an extension of the exclusivity period through July 31.

F. July 26: Omnicare Proposes To Negotiate

      By late July 2002, Omnicare came to believe that NCS was negotiating a transaction, possibly with Genesis or another of Omnicare's competitors, that would potentially present a competitive threat to Omnicare. Omnicare also came to believe, in light of a run-up in the price of NCS common stock, that whatever transaction NCS was negotiating probably included a payment for its stock. Thus, the Omnicare board of directors met on the morning of July 26 and, on the recommendation of its management, authorized a proposal to acquire NCS that did not involve a sale of assets in bankruptcy.

      On the afternoon of July 26, 2002, Omnicare faxed to NCS a letter outlining a proposed acquisition. The letter suggested a transaction in which Omnicare would retire NCS's senior and subordinated debt at par plus accrued interest, and pay the NCS stockholders $3 cash for their shares. Omnicare's proposal, however, was expressly conditioned on negotiating a merger agreement, obtaining certain third party consents, and completing its due diligence.


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      Mencher saw the July 26 Omnicare letter and realized that, while its economic terms were attractive, the "due diligence" condition substantially undercut its strength. In an effort to get a better proposal from Omnicare, Mencher telephoned Gemunder and told him that Omnicare was unlikely to succeed in its bid unless it dropped the "due diligence outs." She explained this was the only way a bid at the last minute would be able to succeed. Gemunder considered Mencher's warning "very real," and followed up with his advisors. They, however, insisted that he retain the due diligence condition "to protect [him] from doing something foolish." Taking this advice to heart, Gemunder decided not to drop the due diligence condition.


      Late in the afternoon of July 26, 2002, NCS representatives received voicemail messages from Omnicare asking to discuss the letter. The exclusivity agreement prevented NCS from returning those calls. In relevant part, that agreement precluded NCS from "engag[ing] or particpat[ing] in any discussions or negotiations with respect to a Competing Transaction or a proposal for one."(9) The July 26 letter from Omnicare certainly met the definition of a "Competing Transaction."



(9)  Keener Aff. Ex. 27.


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      Despite the exclusivity agreement, the Independent Committee met to consider a response to Omnicare. It concluded that discussions with Omnicare about its July 26 letter presented an unacceptable risk that Genesis would abandon merger discussions. The Independent Committee believed that, given Omnicare's past bankruptcy proposals and unwillingness to consider a merger, as well as its decision to negotiate exclusively with the Ad Hoc Committee, the risk of losing the Genesis proposal was too substantial. The committee foresaw that, if Genesis withdrew, Omnicare's conditional proposal would "spiral down" to either another bankruptcy proposal, or worse, no proposal at all. After this discussion, the Independent Committee instructed Pollack to use Omnicare's letter to negotiate for improved terms with Genesis.

G. July 28: The Independent Committee And NCS Board Approve The Genesis Merger Agreement And The Voting Agreements

      Genesis responded to this request on July 27 by proposing substantially improved terms. First, it proposed to retire the Notes in accordance with the terms of the indenture, thus eliminating the need for Noteholders to consent to the transaction. This change involved paying all accrued interest plus a small redemption premium. Second, Genesis increased the exchange ratio for NCS common stock to one-tenth of a Genesis common share for each NCS common share, an 80% increase. Third, it agreed to lower the proposed termination fee in the merger agreement from $10 million to $6 million. In return for these


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concessions, Genesis stipulated that the transaction had to be approved by midnight, July 28, or else Genesis would terminate discussions and withdraw its offer.

      The Independent Committee and the NCS board both scheduled meetings for July 28. The committee met first. Although that meeting lasted less than an hour, the minutes reflect that the directors were fully informed of all material facts relating to the proposed transaction. Most importantly, they received reports on the financial terms of the proposed transaction, the restrictive fiduciary out provision in the merger agreement, and Genesis's insistence on voting agreements from Outcalt and Shaw. They also reviewed Genesis's financial condition, including its ability to finance the proposed transaction. And they received an opinion from their financial advisor as to the fairness of the proposed transaction to NCS and its stockholders, from a financial point of view. The committee noted that consents were no longer required from the Noteholders, due to the revised terms of the transaction, and discussed the fact that, if the merger agreement was approved, Outcalt and Shaw were prepared to execute the required voting agreements. After concluding that Genesis was sincere in establishing the midnight deadline, the committee voted unanimously to recommend the transaction to the full board.


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         The full board met thereafter. After receiving similar reports and advice from its legal and financial advisors, the board first voted to authorize the voting agreements with Outcalt and Shaw, for purposes of Section 203 of the Delaware General Corporation Law ("DGCL").(10) After familiarizing itself with the merger terms,(11) the board then resolved that the merger agreement and the transactions contemplated thereby were advisable and fair and in the best interests of all the stakeholders of the Company and further resolved to recommend the transactions to the stockholders for their approval and adoption.

        Of particular note, the board considered the risks posed by the Omnicare proposal to its deal with Genesis. Sells noted that, given NCS's past negotiations with Omnicare that had led only to Section 363 bankruptcy proposals, NCS could not assume that Omnicare's proposal would likely result in an agreement superior to the Genesis offer. The board considered the risk that Omnicare, following due


(10) The board was notified by its legal counsel that "under the terms of the merger agreement and because NCS shareholders representing in excess of 50% of the outstanding voting power would be required by Genesis to enter into stockholder voting agreements contemporaneously with the signing of the merger agreement, and would agree to vote their shares in favor of the merger agreement, shareholder approval of the merger would be assured even if the NCS Board were to withdraw or change its recommendation. These facts would prevent NCS from engaging in any alternative or superior transaction in the future." Pollack Dep. Ex. 38 at 41.

(11) Outcalt received numerous drafts and made sure he understood any changes to the final version before signing it. Osborne clearly recalls having the terms of the agreement thoroughly explained to him, and he comprehended the explanations. It was not a per se breach of fiduciary duty that the NCS board did not read the NCS/Genesis merger agreement word for word. See, e.g., Smith v. Van Gorkom, 488 A.2d 858, 883 n.25 (Del. 1985).


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diligence, would either rescind its offer, or downwardly adjust the contemplated dollar figure of that offer. The board also considered the risk that Omnicare would not be able to achieve the requisite consent approvals from its credit facility and, therefore, would not have been able to finance a deal at the price proposed in its July 26 letter. After a thorough discussion of the July 26 letter from Omnicare, the board concluded that "balancing the potential loss of the Genesis deal against the uncertainty of Omnicare's letter, results in the conclusion that the only reasonable alternative for the Board of Directors is to approve the Genesis transaction."(12)

A definitive merger agreement between NCS and Genesis (and thereafter, the voting agreements) were executed later that day.

H. The NCS/Genesis Merger Agreement And The Voting Agreements

      Among other things, the NCS/Genesis merger agreement provided the following:

      - NCS stockholders would receive 1 share of Genesis common stock in exchange for every 10 shares of NCS common stock held;

      -     NCS stockholders could exercise appraisal rights under 8 Del. C.
            Section 262;

      -     NCS would redeem NCS's Notes in accordance with their terms;


(12) Keener Aff. Ex. 35.


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      -     NCS would submit the merger agreement to NCS stockholders regardless of whether the NCS board continued to recommend the merger;(13)

      - NCS would not enter into discussions with third parties concerning an alternative acquisition of NCS, or provide non-public information to such parties, unless (1) the third party provided an unsolicited, bona fide written proposal documenting the terms of the acquisition;
            (2) the NCS board believed in good faith that the proposal was or was likely to result in an acquisition on terms superior to those contemplated by the NCS/Genesis merger agreement; and (3) before providing non-public information to that third party, the third party would execute a confidentiality agreement at least as restrictive as the one in place between NCS and Genesis; and

      - If the merger agreement were to be terminated, under certain circumstances NCS would be required to pay Genesis a $6 million termination fee and/or Genesis's documented expenses, up to $5 million.

Further, Outcalt and Shaw (in their capacity as NCS stockholders) entered into voting agreements with Genesis. Significantly, those agreements provided, among other things, that:

      - Outcalt and Shaw were acting in their capacity as NCS stockholders in executing the agreements, not in their capacity as NCS directors or officers;

      - Neither Outcalt nor Shaw would transfer their shares prior to the stockholder vote on the merger agreement;

      - Outcalt and Shaw agreed to vote all of their shares in favor of the merger agreement; and



(13) Section Del. C. Section 251(c) explicitly permits such a provision to appear in a merger agreement.

      - Outcalt and Shaw granted to Genesis an irrevocable proxy to vote their shares in favor of the merger agreement.

The merger agreement further provided that if either Outcalt or Shaw breached the terms of the voting agreements, Genesis would be entitled to terminate the merger agreement and potentially receive a $6 million termination fee.

I.   Subsequent Events

      On July 29, 2002, hours after the NCS/Genesis transaction was executed, Omnicare faxed a letter to NCS restating its conditional proposal and attaching a draft merger agreement. Later that morning, Omnicare issued a press release publicly disclosing the proposal.

      On August 1, 2002, Omnicare filed a lawsuit(14) attempting to enjoin the NCS/Genesis merger, and announced that it intended to launch a tender offer for NCS's shares at a price of $3.50 per share. On August 8,2002, Omnicare began its tender offer. By letter dated that same day, Omnicare expressed a desire to discuss the terms of the offer with NCS. Omnicare's letter continued to condition its proposal on satisfactory completion of a due diligence investigation of NCS.


(l4) This lawsuit was subsequently dismissed in its entirety by two decisions of this court. See Omnicare v. NCS Healthcare, Inc., 2002 WL 31445168 (Del. Ch. Oct. 25, 2002); Omnicare v. NCS Healthcare, Inc., 2002 31445163 (Del. Ch. Oct. 29, 2002). Those decisions are currently the subject of an expedited appeal to the Delaware Supreme Court.

      On August 8, 2002, and again on August 19, 2002, the NCS Independent Committee and full board of directors met separately to consider the Omnicare tender offer in light of the Genesis merger agreement. NCS's outside legal counsel and NCS's financial advisor attended both meetings. As a result of those meetings, the NCS board recommended that its stockholders not tender into the tender offer because the board felt the tender offer was "illusory," "conditional," and "uncertain." The board was unable to determine that Omnicare's expressions of interest were likely to lead to a "Superior Proposal," as the term was defined in the NCS/Genesis merger agreement, and thus the board was contractually prohibited from discussing Omnicare's expression of interest with Omnicare.

      On September 10, 2002, NCS requested and received a waiver from Genesis allowing NCS to enter into discussions with Omnicare without first having to determine that Omnicare's proposal was a "Superior Proposal." On September 13, NCS's legal and financial advisors met with Gemunder, and thereafter on several occasions with Omnicare's advisors, to discuss Omnicare's tender offer and merger proposal.

      Finally, on October 6, 2002, Omnicare irrevocably committed itself to a transaction with NCS. Pursuant to the terms of its proposal, Omnicare agreed to acquire all the outstanding NCS Class A and Class B shares at a price of $3.50 per share in cash. As a result of this irrevocable offer, on October 21, 2002, the NCS board withdrew its recommendation that the stockholders vote in favor of the NCS/Genesis merger agreement. NCS's financial advisor withdrew its fairness opinion of the NCS/Genesis merger agreement as well.

      In August 2002, NCS stockholder plaintiffs filed complaints in this action. The complaints were superseded by an amended complaint filed on September 20, 2002. On October 29, 2002, this court granted summary judgment against Count I of the plaintiffs' complaint, which raised contract interpretational issues under the NCS Certificate of Incorporation. This preliminary injunction application is based on the fiduciary duty claims that have not been dismissed in this court's previous summary judgment ruling.

                                      III.

      A preliminary injunction is extraordinary relief that may be granted only where a party demonstrates: (1) a reasonable probability of success on the merits at a final hearing; (2) that the failure to issue a preliminary injunction will result in immediate and irreparable harm; and (3) that the harm to the plaintiffs if relief is denied will outweigh the harm to the defendants if relief is granted.(15) The


(l5) See, e.g., SI Mgmt. L.P. v. Wininger, 707 A.2d 37,40 (Del. 1998); Revlon v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 179 (Del. 1986); In re Anderson, Clayton S'holders Litig., 519 A.2d 694,698 (Del. Ch. 1986); see also In re IXC Communications, Inc. S'holders Litig., 1999 WL 1009174, at * 4 (Del. Ch. Oct. 27, 1999) (stating "[tlhis [preliminary injunctive] relief is extraordinary and the test is stringent").

plaintiffs bear the burden of establishing each of these necessary elements,(16) because injunctive relief "will never be granted unless earned."(17) The extraordinary remedy "is granted only sparingly and only upon a persuasive showing that it is urgently necessary, that it will result in comparatively less harm to the adverse party, and that, in the end, it is unlikely to be shown to have been issued improvidently."(18)

                                       IV.

 A. The Plaintiffs Have Failed To Establish A Reasonable Probability Of Success On The Merits Of Their Claims

       The court begins by considering the appropriate standard of review to apply to the board's approval of the transaction at issue. All four of the NCS directors were eminently qualified to serve, and the plaintiffs do not seriously argue that any of the directors is conflicted in relation to the merger.(19) Plaintiffs also do not argue


(16) See Roberts v. General Instrument Corp., 1990 WL 118356, at *7 (Del. Ch. Aug. 13, 1990).

(17) Lenehan v. National Computer Analysts Corp., 310 A.2d 661,664 (Del. Ch.
     1973).

(l8) Cantor Fitzgerald, L.P. v. Cantor, 724 A.2d 571,579 (Del. Ch. 1998).

(19) Plaintiffs did argue in their opening brief that Outcalt and Shaw were conflicted because they were entitled to receive certain payments as a result of the Genesis merger. However, these payments are, for the most part, pursuant to contractual obligations that pre-date the Genesis deal and would be equally required in an acquisition by Omnicare. The exception is a consulting agreement between Genesis and Outcalt that provides for four annual payments of $175,000. The problem with the plaintiffs' theory of conflicting interest is that Outcalt stood to gain an additional $5.1 million from his stockholdings had NCS been acquired by Omnicare even at the price of $3 per share proposed in Omnicare's July 26, 2002 letter. Given Outcalt's large NCS stock ownership position, and the amount he stood to gain or lose by choosing one transaction over another, the record at this stage of the proceeding clearly supports an inference that Outcalt's interests (as well as Shaw's) were aligned with the interest of all NCS stockholders, not at odds with them. See, e.g., IXC, 1999 WL 1009174, at *6.

that any of the directors acted disloyally or in bad faith in connection with any of the negotiations or the decision to approve the transaction with Genesis.(20)

      Instead, the plaintiffs claim that the directors violated their duty of care. Thus, the court must determine if Revlon applies, since, if it does, the duty of care is enhanced and the directors' job was to obtain the highest price reasonably available. If Revlon does not apply, normal business judgment analysis will, and the court will start with a presumption that the directors acted with due care, loyalty and in good faith. The court will then engage in an objective review of the process by which the board reached its decision.(21) But the effect of the presumption is powerful and, unless it is rebutted, the court will not substitute its judgment for that of the board.(22)

      1. Revlon Analysis Is Not Required By This Transaction

      As part of the plaintiffs' overarching duty of care claim, they invoke Revlon and its progeny in claiming that the NCS directors breached their duty to seek a


(20) The history of negotiations between NCS and Omnicare negates any suggestion that the NCS directors bore any animus toward Omnicare or had any personal reason to prefer Genesis to Omnicare. In addition, Omnicare was always explicit that, after a transaction, it desired to continue the employment of Outcalt and Shaw should they so wish.

(21) See In re RJR Nabisco, Inc. S'holders Litig., 1989 WI. 7036, at *13 (Del. Ch. Jan. 31, 1989).

(22) In re J.P. Stevens & Co. S'holders Litig., 542 A.2d 770, 780 (Del. Ch.,
     1988).

transaction that would yield the highest value reasonably available to the stockholders.(23)

     One circumstance that triggers Revlon is the sale of a company in a transaction that constitutes a change in control (i.e., either an extinguishment of the stockholders' equity for cash or a transaction that results in the creation of a control block).(24) A stock-for-stock merger, pursuant to which the stockholders receive shares of an issuer without a controlling person or group, does not trigger Revlon duties because it does not result in a change in control.(25) The situation presented on this motion does not involve a change of control. On the contrary, this case can be seen as the obverse of a typical Revlon case. Before the transaction with Genesis is completed, NCS remains controlled by the Class B stock ownership of Outcalt and Shaw to the extent they act in concert, and,


(23) See Paramount Communications, Inc. v. QVC Network, Inc., 637 A.2d 34,43 (Del. 1994) (hereinafter, QVC).

(24) See e.g., id. at 42-43.

(25) See, e.g., Arnold v. Society for Sav. Bancorp., 650 A.2d 1270, 1290 (Del.
1994) (no change of control where control remains "in a large, fluid, changeable and changing market") (quoting QVC); Paramount Communications, Inc. v. Time, Inc., 1989 WL 79880, at *23 (Del. Ch. July 14, 1989) (holding that where control remains "in a large, fluid, changeable and changing market," the target board can properly consider strategic advantages to a merger and need not simply obtain the highest price available); see also In re Santa Fe Pac. Corp. S'holders Litig., 669 A.2d 59, 71 (Del. 1995) (concluding Revlon standard did not apply because plaintiff failed to allege facts showing a change in control occurred after a stock-for-stock merger); Krim v. ProNet, Inc., 744 A.2d 523, 525 (Del. Ch. 1999) (holding Revlon inapplicable because it "does not apply to stock-for-stock strategic mergers of publicly traded companies, a majority of the stock of which is dispersed in the market").

possibly, by that of Outcalt alone. The record shows that, as a result of the proposed Genesis merger, NCS public stockholders will become stockholders in a company that has no controlling stockholder or group. Instead, they will be stockholders in a company subject to an open and fluid market for control.(26)

      The plaintiffs next argue that the process chosen by the NCS board and the Independent Committee to explore alternative transactions requires a different result under Revlon. They suggest that by agreeing to pursue a "stalking horse auction process" the Independent Committee and the NCS board put NCS "up for sale" in a way that imposed Revlon duties on them when they approved the Genesis merger agreement on July 28. The court is unable to agree that the process followed by the Independent Committee (or the board) was such that the law requires Revlon-type review of the decision to proceed with Genesis on July 28.

       A Revlon analysis is not implicated solely by seeking to conduct an auction that, if successful, might end with a change in control.(27) Arnold illustrates this point. There, Bancorp engaged in a year-long process of exploring alternatives to


(26) QVC, 637 A.2d 45 (enhanced scrutiny in sale of control is required when the current stockholders' voting power is diminished and they are unable to ever obtain a premium for giving up control).

(27) See Wells Fargo & Co. v. First Interstate Bancorp, 1996 WL 32169, at *4 (Del. Ch. Jan. 18, 1996) (talking to a number of possible transaction partners, without actually undertaking a change of control transaction, did not invoke Revlon duties).

enhance stockholder values, including a plan to sell the business in pieces for cash. The board of directors ultimately rejected the resultant proposal on May 28, 1992, and the company announced that it was going to focus on strengthening itself as an independent entity. More or less immediately thereafter, discussions began with Bank of Boston ("BoB"). Those discussions resulted in a proposal for a stock-for-stock merger by August of that year. BoB was widely held, without a controlling stockholder.

      The Delaware Supreme Court considered whether Revlon duties applied to the decision to authorize the BoB merger because the company had "initiate[d] an active bidding process seeking to sell itself." The Supreme Court answered this issue by drawing a distinction between the company's activities pre- and post-May 28, 1992. Since the post-May 28 negotiations led up to a non-change-of-control transaction, the Supreme Court did not treat them as a mere continuation of the earlier activities for the purpose of applying Revlon. In effect, it allowed the company to take itself off the market:

      In the instant case, the events transpiring between May 28, 1992 . . . and August 31, 1992 (when the board approved the Merger), and thereafter do not fit the circumstances requiring enhanced scrutiny of board action.

Here, it can as easily be said that the events transpiring after NCS agreed to the exclusivity agreement "do not fit the circumstances requiring enhanced scrutiny of board action." This is so because the transaction ultimately approved does not involve a "sale or change of control" within the meaning of Revlon, as "control of both [companies] remain[s] in a large, fluid, changeable and changing market."(28)

      The plaintiffs' argument finds nominal support in a passage in which the Arnold court, dismissing the argument that, because the company was "seeking to sell itself," Revlon applied, noted that to fall within "that category" of Revlon, the company must have "initiate[d] an active bidding process."(29) Mimicking this language, the plaintiffs argue that Revlon applies because the Independent Committee authorized the "stalking horse auction" process.

      This argument fails upon analysis. First, there is no evidence that the committee or its advisors, in fact, ever started an active bidding process. Instead, the record shows that, after the inaugural meeting of the Independent Committee on May 14, the committee's efforts were largely devoted to private discussions and negotiations with Genesis. Indeed, it is the very lack of an active auction process that gives rise to the complaint. Moreover, as in Arnold, whatever "active bidding process" may have been authorized in May was abandoned or changed dramatically when it became apparent in June that Genesis would not participate in an open auction process. Certainly, the Independent Committee abandoned the


(28) QVC, 637 A.2d at 47.


(29) Arnold, 650 A.2d at 1290.

"stalking horse" idea by late June or early July, when it agreed to enter into an exclusive negotiating arrangement with Genesis contemplating a non-change-of-control stock-for-stock merger transaction. (30)

      For all the forgoing reasons, the court concludes that Revlon does not apply and that the decision of the NCS board of directors to approve the Genesis merger will be examined under normal business judgment standards.

       2. The Independent Committee And NCS Board Owed Fiduciary Duties To NCS Creditors And Stockholders

      Before turning to the analysis of the directors' decision-making process, it must be observed that the NCS directors were not operating in wholly normal circumstances. In fulfilling their responsibilities to manage the Company's "business and affairs,"(31) the Director Defendants certainly owe fiduciary duties to NCS and its stockholders. But, as directors of a corporation in the "zone of insolvency," the NCS board members also owe fiduciary duties to the Company's creditors.(32) There is no doubt that NCS was insolvent at all relevant times, as it was in default on and unable to repay approximately $350 million in debt.(33)



(30) See Osborne Dep. at 107-08; Pollack Dep. at 166; Hager Dep. at 24; LaNasa Dep. at 37.

(31) See 8 Del. C. Section 141(a); Paramount Communications, Inc. v. Time, Inc., 571 A.2d 1140, 1142 (Del. 1990).


(32) See, e.g., Credit Lyonnais Bank Nederland, N.V. v. Pathe Communications Corp., 1991 WL 277613, at *34 (Del. Ch. Dec. 30, 1991) (finding directors did not breach their fiduciary duties when they considered the interests of the entire corporate enterprise as well as the interests of a 98% stockholder when the corporation was in bankruptcy); Geyer v. Ingersoll Publ'n Co., 621 A.2d 784, 789 (Del. Ch. 1992) ("The existence of fiduciary duties at the moment of insolvency may cause directors to choose a course of action that best serves the entire corporate enterprise rather than any single group").


(33) See Pollack Dep. at 241 (stating that NCS was insolvent or in the zone of insolvency during his entire representation of NCS).

      Thus, when choosing a course of action to pursue, the directors were not entitled to consider only the interests of the stockholders, but instead had a fiduciary duty to take into account the interests of all of the effected corporate constituencies. This continued to be true on July 28,2002, notwithstanding the fact that, if the proposed merger became effective, the Company's senior and subordinated debt would be paid in full. This is so because, unless and until such transaction was accomplished, NCS remained insolvent and in default on all its debt. Thus, in weighing NCS's response to the Genesis deadline and Omnicare's conditional letter proposal, the directors were obligated to give due consideration to the fact that any effort to achieve better terms for NCS's stockholders might have risked losing a highly desirable deal for its creditors.

       3.   The Decisions Of The NCS Directors Are Entitled To The
            Presumptions Of The Business Judgment Rule Under A Traditional Duty Of Care Analysis

      The duty of care relates to the process by which a board of directors makes a decision.(34) The applicable standard of conduct when deciding whether directors


(34) See Brehm v. Eisner, 746 A.2d 244, 264 (Del. 2000) ("Due care in the decisionmaking context is process due care only") (emphasis in original).

have properly exercised their duty of care is whether they acted with "gross negligence," and whether they were adequately informed at the time they made their decision.(35) This is the business judgment standard of review. In the context of mergers and acquisitions (no less than elsewhere), the business judgment rule operates as a procedural presumption that directors of a Delaware corporation act in good faith, with the requisite care and without any conflict of interest.(36) Under the business judgment rule, "[c]ourts do not measure, weigh or quantify directors' judgments," rather they merely look to see if the process employed by the board was reasonable, with "irrationality" functioning as "the outer limit of the business judgment rule."(37) "Where judgment is inescapably required, all that the law may sensibly ask of corporate directors is that they exercise independent, good faith and attentive judgment, both with respect to the quantum of information necessary or appropriate in the circumstances and with respect to the substantive decision to be made."(38)

      With this legal backdrop in mind, the plaintiffs make essentially two arguments in attacking the NCS directors' exercise of due care. First, they argue that there was an actionable failure to include Omnicare in negotiations over a


(35) Van Gorkom, 488 A.2d at 873; Aronson v. Lewis, 473 A.2d 805, 812 (Del.
     1984).

(36) See McMuzzin v. Beran, 765 A.2d 910, 916-17 (Del. 2000).

(37) Brehm, 746 A.2d at 264.

(38) Equity-Linked Investors, L.P. v. Adams, 705 A.2d 1040, 1058 (Del. Ch.
     1997).

possible transaction from as early as May 14, when the Independent Committee first met to consider its options. Second, the NCS stockholders allege it was a breach of the directors' duty of care to fail to contact Omnicare after its July 26 conditional proposal arrived.

            a. The NCS Directors Did Not Breach Their Duty Of Care By Failing To Contact Omnicare After May 14

      With respect to the first argument, the history of relations between Omnicare and NCS demonstrate that NCS made a significant effort to solicit Omnicare's interest in a suitable transaction for more than a year. These attempts failed because Omnicare was only interested in pursuing an asset sale in bankruptcy. In fact, all three offers Omnicare made before July 26,2002, involved a Section 363 asset sale in bankruptcy. Such a transaction would have resulted in the Noteholders being paid less than the face value of their Notes, NCS stockholders receiving nothing for their shares, and NCS's trade and other creditors being left to fight over the remains of the corporation. Such an offer was unacceptable to the NCS directors who felt, at a minimum, they should strive to recover full payment for NCS's Noteholders, at least partial recovery for other creditors, and some recovery for the NCS stockholders. In a desire to achieve this type of transaction, Pollack met with Omnicare's representative in October 2001 and requested a merger or some other form of transaction outside of the bankruptcy context. Omnicare refused and informed NCS it would only consider a deal structured as a bankruptcy sale. Omnicare then chose to begin negotiating exclusively and secretly with the Ad Hoc Committee of Noteholders. Even those negotiations failed when Omnicare and the Ad Hoc Committee could not reduce a verbal agreement to writing.

      In sum, the record does not support an inference that the Independent Committee or the NCS board of directors breached their duty of care by pursuing a transaction with Genesis by a process that did not include additional contact with Omnicare. On the contrary, the record fully supports a conclusion that Omnicare would have continued to press for a bankruptcy transaction in which the Noteholders recovered less than face value for their Notes and the NCS stockholders recovered nothing.(39)

      The post-May discussions focused on Genesis because (unlike earlier discussions with Omnicare) they quickly moved in a very positive direction. By June 2002, Genesis proposed a transaction outside of bankruptcy (though the transaction still did not provide complete recovery for NCS's outstanding debt) and, for the first time since NCS began its search for restructuring alternatives, provided a recovery for NCS stockholders.(40) By July 3, when the exclusivity


(39) See Hodges Dep. at 252-53 (Cheryl Hodges, a director at Omnicare, stated that Omnicare made its July 26 proposal only because it learned that a competitor was close to making a deal with NCS and that it included a payment for NCS stock).

(40) See Whitney Aff. Ex. 17.

agreement was signed, Genesis had improved its offer significantly. NCS's Noteholders would receive par value for their Notes, paid with a combination of Genesis stock and cash, and NCS's stockholders would receive $24 million in Genesis stock.(41) Also, the proposal was structured as a merger and was expected to include a full recovery for NCS trade creditors and other accounts payable.(42) Genesis, however, refused to go any further in negotiations without an exclusive dealing arrangement. It was because this last proposal was so superior to the ones Omnicare had made, or to the deal Omnicare was trying, unsuccessfully, to strike with the Ad Hoc Committee, that the Independent Committee agreed to a short period of exclusive dealing with Genesis.(43)

      At oral argument, the plaintiffs' counsel contended that, by entering into the exclusivity agreement with Genesis, the NCS board breached its duty of care. This argument is unpersuasive. The Independent Committee purposely understood that entering into an exclusivity agreement was the only way to see if a firm deal could be negotiated between NCS and Genesis. And, there was very little reason to believe that, without a competing deal from Genesis, Omnicare would have ever offered a deal other than a Section 363 asset sale in bankruptcy. The record shows that the directors considered these factors and made a rational (and, indeed,


(41) See Whitney Aff. Ex. 18.

(42) See id.

(43) See Osborne Dep. at 107-08.

reasonable) decision to pursue a transaction with Genesis.(44) Certainly, the record does not reveal any important information that they overlooked in reaching the conclusion they did.



(44) The following question was asked and answered at Osborne's deposition:

            Q. [By plaintiffs' attorney] In your role as a member of the special committee, did you think it was appropriate for NCS to enter into an exclusivity agreement with Genesis?

            A. [By NCS Director Osborne] We were in a situation where a promising opportunity was developing with Genesis. One that had the promise of substantial recovery for -- for creditors . . . , and also the chance of a significant value for shareholders.

                  The company continued to be circling insolvency. We had talked to 50-plus companies and none had resulted in a deal. We had OmniCare, who had repeatedly offered only bankruptcy and no recovery for shareholders.

                  We were very mindful of our responsibility to all the
            stakeholders, but particularly given our perilous condition to the noteholders and senior debt. And of course in this case, because of the chance of recovery for shareholders, it was very clear to me that we should be extremely careful to nurture and preserve this opportunity given the circumstances.

                  We had been given analyses that showed negative value, looking at it every possible way for the equity, and here we were going to have -- at NCS we were going to have a recovery.

                  So I was very clear that signing that agreement in order --and of course, they made it -- they were adamant that that would be required to move forward. It was very clear to me that I was doing my duty when we -- when I agreed to sign that agreement, [I was] crystal clear [it] was the right decision to make on behalf of the stakeholders.

      Osborne Dep. at 107-08.

            b. The NCS Directors Did Not Breach Their Duty Of Care For Failing To Contact Omnicare After July 26

      Viewing the actions of the NCS directors during the period of July 26 (when Omnicare's conditional proposal was received) through July 28 (when NCS executed the merger agreement with Genesis) under the business judgment rule, the court easily concludes that the NCS directors acted with adequate knowledge of all material facts and made a rational judgment as to the risks and rewards of agreeing to the Genesis offer. Indeed, even if the court were applying the Revlon standard of enhanced scrutiny, the directors' actions and decisions would pass muster.

      The NCS directors realized that the various conditions to the Omnicare proposal, including the due diligence "out," would create real risk if the directors tried to explore that proposal.(45) To begin with, the exclusivity agreement did not permit the NCS directors to discuss or negotiate the July 26 letter with Omnicare. Moreover, Independent Committee member Osborne testified that, even apart from the exclusivity agreement, he would not have considered it wise to risk losing a definitive deal with Genesis for the sake of pursuing Omnicare's "highly


(45) In addition, as was later disclosed by the CFO of Omnicare, Omnicare did not have the requisite consents from its banks to draw upon the revolving credit facility funds it intended to use to purchase NCS. See Froesel Dep. at 261-65.

conditional expression of interest."(46) According to Osborne, this was a very clear decision.(47) Similarly, in discussing the risk of losing the Genesis bid, director and Independent Committee member Sells noted that, given NCS's past negotiations with Omnicare that had led only to Section 363 bankruptcy proposals, NCS simply could not assume that Omnicare's conditional proposal would be likely to result in an agreement superior to the Genesis offer.(48)


      Mencher, the Noteholders' representative on the Ad Hoc Committee, also was skeptical about negotiating further with Omnicare and was concerned about the risks it would pose to the pending Genesis deal. She stated,


       Omnicare already had shown themselves as being unable to complete a transaction that people had agreed to; hence, I thought there was a huge amount of risk going back to Omnicare, because I was afraid it would chase Genesis away, and a bird in the hand is always worth more than two in the bush.(49)


(46) Osborne Dep. at 128. The overall quality of testimony given by the NCS directors is among the strongest this court has ever seen. All four NCS directors were deposed, and each deposition makes manifest the care and attention given to this project by every member of the board.

(47) Id. at 128-29.

(48) See Sells Dep., Ex. 2 at Tab 22 (Minutes of NCS board meeting on July
     28, 2002 stated, "Mr. Sells . . . emphasized that reliance on Omnicare's July 26 letter would not be reasonable in light of Omnicare's historic conduct in negotiations with [NCS]. After further discussion, the Board concluded that balancing the potential loss of the Genesis deal against the uncertainty of Omnicare's letter, results in the conclusion that the only reasonable alternative for the Board of Directors is to approve the Genesis transaction").

(49) Mencher Dep. at 194.

Finally, even Gemunder (Omnicare's own CEO) understood that the conditional nature of his proposal made it problematic for NCS to respond. Mencher told him that he could not succeed unless he removed the due diligence "out." But Gemunder refused to do so because Omnicare was not prepared to accept the risk of having to proceed with a transaction without additional due diligence.

       Although hesitant to approach Omnicare, the Independent Committee members put Omnicare's conditional proposal to good use by sending Pollack back to negotiate with Genesis for better terms. This gambit succeeded in extracting a substantial increase in the consideration offered to both Noteholders and stockholders. This increased offer from Genesis, however, did not come without a cost. Genesis made clear that its new offer was a "take it or leave it" proposition. If the revised proposal was not accepted and the requisite agreements executed by the end of the day on July 28, Genesis would withdraw its offer and terminate negotiations. It is true that in some cases courts have expressed skepticism over threats of this nature."(50) But, the record here is convincing that Genesis would have withdrawn its offer and walked away from the deal if NCS violated the exclusivity agreement or allowed Genesis's deadline to pass.


(50) See, e.g., RJR, 1989 WL 7036, at *17.


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
      Given the dynamic existing on July 28, the record before the court does not support even a preliminary finding that the NCS directors failed to fulfill their fiduciary duties when they "shopped" Omnicare's proposal to Genesis, obtained a substantial improvement in the terms of that offer and then approved the transaction without contacting Omnicare. The process they followed was certainly a rational one, given the circumstances they then confronted. Beyond that, the record supports a finding that, even applying the more exacting Revlon standard, the directors acted in conformity with their fiduciary duties in seeking to achieve the highest and best transaction that was reasonably available to them. After looking for more than two years for a transaction that offered fair value to all NCS stakeholders, the board acted appropriately in approving the Genesis merger proposal, including the "deal protection" devices demanded by Genesis.

       4. The "Deal Protection" Devices In The Merger Agreement Satisfy the Unocal Reasonableness Standard

       The plaintiffs argue that the Outcalt and Shaw voting agreements when coupled with the provision in the Genesis merger agreement requiring that it be presented to the stockholders for a vote pursuant to 8 Del. C. Section 251(c) constitute "defensive reactions" within the meaning of Unocal Corp. v. Mesa Petroleum

Co.,(51) and that these defensive devices were impermissibly preclusive, coercive and unreasonable.(52) The court agrees that these aspects of the Genesis merger agreement require special scrutiny. Nevertheless, the plaintiffs have not succeeded in showing that the NCS board of directors acted unreasonably at the time it agreed to these provisions or that these provisions were improperly preclusive or coercive of stockholder action.


      The Unocal doctrine is applied by Delaware courts to subject to an intermediate level of reasonableness scrutiny the actions taken by directors that are defensive in nature and have the effect of either coercing involuntary stockholder action or precluding voluntary stockholder action.(53) The reasonableness standard of Unocal and related cases(54) is designed, to address and reconcile potential conflicts that arise in merger or acquisition transactions between the directors' power to manage the affairs of the corporation and the stockholders' power to sell



(51) 493 A.2d 946 (Del. 1985). See also Unitrin, Inc. v. American Gen. Corp., 651 A.2d 1361, 1386-89 (Del. 1995).

(52) See, e.g., Williams v. Geier, 671 A.2d 1368, 1377 (Del. 1996) ("A Unocal
     analysis should be used only when a board unilaterally . . . adopts defensive measures in reaction to a perceived threat").

(53) Id.

(54) See Brazen v. Bell Atlantic Corp., 695 A.2d 43, 48 (Del. 1997) (applying reasonableness standard to review $550 million termination fee in merger agreement.)


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
or vote their shares.(55) Our courts have applied this standard to examine deal protection devices, even in non-Revlon situations.(56)


      The plaintiffs point out that the combined effect of the "force the vote" provision in the merger agreement, authorized by Section 251(c) of the DGCL,(57) and the Outcalt and Shaw voting agreements virtually guarantees that the Genesis merger will be accomplished. The plaintiffs argue that these provisions cannot survive a reasonableness analysis because they were not adopted in response to any legitimate threat to corporate control or effectiveness and because they are preclusive of the stockholders' ability to accept the Omnicare offer.(58)



(55) See Leo E. Strine, Jr., Categorical Confusion: Deal Protection Measures in Stock-for-Stock Merger Agreements, 56 Bus. Law. 919, 934 n.44 (2001) ("A closer reading of the cases suggests that the `unilateral' question turns solely on whether the defensive measures were adopted without involvement by the stockholders," citing Williams v. Geier).

(56) Ace Limited v. Capital Re Corp., 747 A.2d 95 (Del. Ch. 1999); Phelps Dodge Corp. v. Cyprus Amax Minerals Co., 1999 WL 1054255 (Del. Ch. Sept. 27,
     1999); but see IXC, 1999 WL 1009174 (according "business judgment" deference to defensive provisions in merger agreement, after careful and thorough review of reasonableness of entire board process leading to adoption of merger agreement).

(57) Section 251(c) was amended in 1998 to allow for the inclusion in a merger agreement of a term requiring that the agreement be put to a vote of stockholders whether or not their directors continue to recommend the transaction. Before this amendment, Section 251(c) was interpreted as precluding a stockholder vote if the board of directors, after approving the merger agreement but before the stockholder vote, decided no longer to recommend it. See Van Gorkom, 488 A.2d at 887-88. In this case, NCS is obliged to convene a meeting of its stockholders to vote on the Genesis merger agreement even though the NCS board of directors has withdrawn its recommendation in favor of that agreement.

(58) The plaintiffs also argue that the $6 million termination fee and the no-talk provisions in the merger agreement subject this transaction to a Unocal analysis. These were not devices that served to ultimately "lock up" the NCS/Genesis merger. Rather the acts that served to lock up this transaction were only the Section 251(c) provision in the merger agreement and the execution of voting agreements by Outcalt and Shaw.

      This court is always solicitous of the rights of stockholders of Delaware corporations, and it will act to enjoin the operation of terms of merger agreements that unreasonably coerce or preclude stockholders from deciding whether or not to approve or ratify a merger agreement. In the circumstances of this case, however, it cannot be said that director approval of the voting agreements, even in conjunction with the Section 251(c) provision in the merger agreement, acted as an unreasonable "lock-up" of the Genesis transaction. On the contrary, the perceived threat NCS faced was the potential loss of the Genesis deal followed by a


      In any event, the termination fee represents 2% of the total transaction value, which is by no means coercive or preclusive. Because the NCS board owed fiduciary duties to both stockholders and creditors, the debt portion of the transaction value should be taken into account when evaluating reasonableness. See Kysor Indus. V. Margaux, Inc., 674 A.2d 889, 897-98 (Del. Super. 1996) (approving a termination fee by considering value of merger price plus assumption of liabilities).

      As far as the limited "no-talk" provision, such provisions "are common in merger agreements and do not imply some automatic breach of fiduciary duty." IXC, 1999 WL 1009174, at *1. This court has questioned the validity of limited no-talk provisions only where a board of directors has not informed itself or "completely foreclosed the opportunity" to negotiate with a third party. Phelps Dodge Corp v. Cyprus Amax Minerals Co., 1999 WL 1054255, at *2 (Del. Ch. Sept. 27, 1999). Here, as previously explained, the NCS board was well-informed before agreeing to this no-talk provision. Further, NCS did not foreclose itself from negotiating with Omnicare, as evidenced by the fact that it was able to enter into discussions with Omnicare. This no-talk provision is also dissimilar to the no-talk provision in Ace Ltd. v. Capital Re Corp., 747 A.2d 95 (Del. Ch. 1999), under which the board could not speak to another offeror without first obtaining counsel's written opinion that such discussions were necessary for the board to comply with its fiduciary duties (which would never have happened because the company was not in "Revlon-land"). Id. at 106. The no-talk provision in this dispute, unlike the one at issue in Ace, does not require the NCS directors to receive counsel's written opinion before negotiating with a third party. Instead, NCS was merely obligated to consult with their financial and legal advisors before talking.


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
downward spiral in the price offered for NCS. The record shows that the directors questioned the need for these provisions and agreed to them only because Genesis was unwilling to commit itself to the transaction without them. Moreover, the board was aware that Outcalt and Shaw had expressed a willingness to enter into the voting agreements only as a means of achieving the Genesis transaction and without material conflicting interests. There is also no suggestion in this record that the directors authorized these terms or agreements in order to preclude what they knew or should have known was a superior transaction. On the contrary, at the time the directors acted to meet the Genesis deadline, the only proposal reasonably available to them was the one they adopted. Finally, Omnicare certainly is not precluded from making a bid for the combined NCS/Genesis entity, as Gemunder admitted in his testimony.(59) Indeed, Omnicare's financial advisors have already begun to analyze such a transaction.(60)

       5. Plaintiffs Cannot Demonstrate That It Is Reasonable They Will Prevail On The Merits Of Their Claim That Genesis Aided And Abetted A Breach Of Fiduciary Duty

      The Delaware Supreme Court, in Malpiede v. Townson,(61) set forth the following requirements for imposing aiding and abetting liability: (1) existence of


(59) Gemunder Dep. at 309.

(60) See Whitney Aff. Ex. 33.

(61) 780 A.2d 1075 (Del. 2001).

a fiduciary relationship; (2) breach of a fiduciary duty; (3) knowing participation in the breach by the defendants; and (4) damages proximately caused by the breach.(62) The plaintiffs have failed to satisfy these requirements.

      As the court explained in Cantor Fitzgerald, "[a] common basis for disposing of accomplice liability theories is that [the p]laintiff has not proved the underling claim for principal liability."(63) As discussed in the preceding sections, the plaintiffs have not established a reasonable probability of success on the merits that any breaches of fiduciary duty occurred. Since the plaintiffs have failed to show the underlying breaches of fiduciary duty, they cannot possibly establish third-party liability under Malpiede.

 B.   The Existence Of Immediate Irreparable Harm

      Because the plaintiffs have failed to prove a probability of success on the merits of their application, the court will not reach the issue of irreparable harm.

C.    The Balance Of Equities

      Because the plaintiffs have failed to prove a probability of success on the merits of their application, the court will not reach the issue of balancing equities.


(62) Id. at 1096.

(63) 724 A.2d at 584.


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
                                       V.

      For the foregoing reasons, plaintiffs' application for a preliminary injunction is DENIED. IT IS SO ORDERED.



                                            /s/ Stephen P. Lamb
                                            -----------------------------------
                                            Vice Chancellor


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